EXHIBIT 99.3













                              YAMANA RESOURCES INC.











--------------------------------------------------------------------------------

                             ANNUAL INFORMATION FORM
                      For the year ended February 28, 2002

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                                  July 18, 2002










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                                TABLE OF CONTENTS

INFORMATION INCORPORATED BY REFERENCE..........................................3

GENERAL........................................................................3

ITEM 2. CORPORATE STRUCTURE ...................................................3

ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS....................................5

ITEM 4. NARRATIVE DESCRIPTION OF THE BUSINESS ................................12

ITEM 5. SELECTED CONSOLIDATED FINANCIAL DATA..................................28

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS .................................28

ITEM 7. MARKET FOR SECURITIES.................................................33

ITEM 8: DIRECTORS AND OFFICERS................................................33

ITEM 9: ADDITIONAL INFORMATION................................................35


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Metric Equivalents

     The following table sets forth the conversion from metric into imperial equivalents:

     To convert from metric
     measurement units         To imperial measurement units         Multiply by
     -----------------         -----------------------------         -----------
     Grams                     Ounces (troy)                         0.0322
     Tonnes                    Tons (short)                          1.1023
     Grams/tonne (g/t)         Ounces (troy)/ton (short)             0.0292
     Grams/tonne (g/t)         Parts per billion (ppb)               1,000
     Hectares                  Acres                                 2.4711
     Kilometres                Miles                                 0.6214
     Metres                    Feet                                  3.2808

     Currency Conversion

     All currency references in this Annual Information Form ("AIF") are in Canadian dollars ("C$") unless otherwise indicated. The noon rate of exchange on July 17, 2002 reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars ("U.S.$") was C$1.00 = U.S.$0.6497 (U.S.$1.00 = C$1.5391).

Glossary of Mining Terms

     The following is a glossary of certain mining terms used in this AIF:

Au                  Gold.
breccia             Rock  consisting  of fragments,  more or less angular,  in a matrix of finer-grained material or of cementing material.
caldera             A large basin-shaped volcanic crater.
cateo               A right granted in Argentina to explore a mineral property.
Direct Shipping Ore
(or "DSO")          Material so rich that it can be mined and  shipped  directly to a smelter without any on-site processing.
epithermal          Applied to hydrothermal deposits formed at low temperature and pressure.
hectare             A square of 100 metres on each side.
hydrothermal        Hot magmatic emanations rich in water.
massif              A massive topographic and structural feature.
mineral deposit     A mineral  deposit is a body of  mineralized  material which could  warrant  further  exploration  work such as  surface, underground,  or drill sampling, to appropriately  delineate the  size,  tonnage,  and  average  grade  of  the  metal(s)
                    contained. Such a deposit does not qualify as a commercially viable ore body (a reserve) until a final  feasibility study based upon the work done is concluded.
mineralization      The  concentration  of metals and their  chemical  compounds within a body of rock.


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                                      -3-


ore                 A natural  aggregate  of one or more  minerals  which,  at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
ppb                 Parts per billion.
quartz              A mineral the  composition  of which is silicon  dioxide.  A crystalline form of silica.
rhyolite            A fine-grained volcanic rock rich in silica.
silica              Silicon dioxide.
stockwork           A network of quartz veinlets diffused in the original rock.
strike              The  course  or  bearing  of a bed or  layer  of  rock as it intersects the horizontal.
structural           Pertaining to geological structure.
tuff                 A rock formed of compacted fine grained volcanic fragments.
vein                An occurrence of ore with a regular  development  in length, width and depth.

NOTE REGARDING FORWARD STATEMENTS

     Except for statements of historical fact relating to Yamana Resources Inc. ("Yamana" or the "Corporation"), certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "protect, "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading "Item 4 - Narrative Description of Business - Risk Factors". The Corporation undertakes no obligation to update forward looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

INFORMATION INCORPORATED BY REFERENCE

     The audited consolidated financial statements of the Corporation for the fiscal year ended February 28, 2002 together with the notes thereto (collectively, the "Consolidated Financial Statements"), on pages 7 to 12 of the Corporation's 2002 Annual Report, are specifically incorporated herein by reference.


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                                      -4-


GENERAL

     The information in this AIF is given as of February 28, 2002 unless otherwise indicated.

ITEM 2. CORPORATE STRUCTURE

2.1 Name and Incorporation

     Yamana is a Canadian corporation engaged in the mining exploration business as described under "Narrative Description of Business" below. The Corporation's business is conducted through Minera Yamana Inc. ("Minera Yamana"), an Ontario corporation, and other indirect subsidiaries as set forth under the heading "Intercorporate Relationships" below. Minera Yamana was incorporated on March 17, 1994 as a private company to explore and develop mineral properties in Argentina.

     On February 7, 1995, the Corporation, then named Wiscan Resources Inc. ("Wiscan"), a publicly-held Ontario corporation, completed a business combination with Minera Yamana. At the time, Wiscan was involved in the mineral and resource exploration business. Pursuant to the business combination, the shareholders of Minera Yamana received a controlling interest in the Corporation and Minera Yamana became a wholly-owned subsidiary of the Corporation. Immediately prior to the business combination, among other things, Wiscan transferred substantially all of its assets and all of its liabilities to Moss Resources Inc. ("Moss") in exchange for shares of Moss which were then distributed to the shareholders of Wiscan. In connection with the transactions effected on February 7,1995, the Corporation changed its name to its current form and continued under the Canada Business Corporations Act ("CBCA") by articles of continuance dated the same date.

     Unless the contrary is expressly stated, any reference to the business of the Corporation conducted prior to February 7, 1995 is a reference to the business conducted by Minera Yamana. Additionally, all references to numbers of common shares in the capital of the Corporation (collectively, the "Common Shares") and prices per Common Share are after giving effect to the transactions which took place on February 7, 1995 and, unless the context otherwise requires, all references to the Corporation are references to the Corporation and its subsidiaries.

     The registered office of the Corporation is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, M5L 1B9, and the executive office is located at 9 North Post Street, Suite 555, Spokane, Washington, 99201.

2.2 Intercorporate Relationships

     The following chart sets forth certain information concerning the principal subsidiaries and branch operations of the Corporation as of the date of this AIF.


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                                      -5-



                              YAMANA RESOURCES INC.
                                    (Canada)
                                    --------

       100%                                                             100%

       MINERA YAMANA INC.                                PLATERO RESOURCES, INC.
           (Ontario)                                            (Ontario)
           ---------                                            ---------

                MINERA YAMANA SUCURSAL(1)  100%
                        (Paraguay)
                        ----------

                 YAMANA RESOURCES LTD.     100%
                          (BVI)
                          -----

                          RECURSOS YAMANA S.A.  100% (2)
                             (Argentina)
                             -----------

                          MINERA FUEGO LTDA.(3) 100% (4)
                               (Chile)
                               -------

                        IGWA RESOURCES LIMITED  100% (5)
                          (Papua New Guinea)
                          ------------------

                 YAMANA HOLDINGS USA INC.   100%
                       (Washington)
                       ------------

                        YAMANA MANAGEMENT INC.  100%
                             (Washington)
                             ------------

                           YAMANA USA INC.      100%
                             (Washington)
                             ------------


(1) A division of Minera Yamana Inc. that held the Corporation's Paraguay properties.
(2) Other than one common share which is held by Victor H. Bradley, a director and officer of the Corporation. It is a requirement of Argentinian law that an Argentinian corporation have at least two shareholders.
(3)  A  limited  liability   partnership   holding  the  Corporation's   Chilean
     properties.
(4) Held directly and indirectly through Minera Fuego (BVI) Ltd. a wholly-owned subsidiary of Yamana Resources Ltd.
(5) Held through IGWA Resources (BVI) Ltd., a wholly-owned subsidiary of Yamana Resources Ltd., and holds the Corporation's Papua New Guinea properties.


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                                      -6-


ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS

3.1Three Year History

     The following are some of the najor events in the last three years that have influenced the general development of Yamana's business.

     In June 1999, Yamana entered into a letter of intent, subsequently formalized in the year ended February 28, 2001, with a subsidiary of Newmont Mining Corporation ("Newmont"), whereby Newmont, as operator, would conduct gold exploration programs in the Republic of Paraguay upon Yamana's existing land holdings and upon new land applications. In April 2001, after completing a diamond drilling program in the Guazucua and Sapucai areas, Newmont withdrew from exploration in Paraguay and terminated its option agreement with Yamana. Yamana wrote off the carrying value of its Paraguay properties in February 2001.

     In November 1999, Yamana obtained a two-year U.S.$4,500,000 (originally $4,000,000) loan facility from Northgate Exploration (BVI) Limited ("Northgate") for development of Mina Martha in Santa Cruz province, Argentina. The facility bore interest at the rate of thirty percent per annum, compounded annually, and matured on December 23, 2001. This loan was satisfied in full with the sale of Mina Martha and related silver properties in April 2002 as described below.

     In February 2000, Yamana closed a private placement whereby Royal Gold, Inc. ("Royal Gold") acquired 3 million units of Yamana for U.S.$1.2 million. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant entitles Royal Gold to purchase one Common Share for U.S.$0.30 at any time up to February 1, 2003. In addition, Royal Gold purchased for U.S.$150,000, a 2 percent net smelter return royalty on all mineral production from Yamana's currently held mineral property holdings in Santa Cruz province, Argentina.

     In February 2001, Yamana closed a private placement of 8,000,000 units for gross proceeds of U.S.$1,000,000. Each unit consisted of one First Preference Share, Series 1 and one Common Share purchase warrant of Yamana exercisable for three years from the closing date of the private placement at an exercise price of U.S.$0.15. Each First Preference Share is convertible into one Common Share (subject to adjustment in certain circumstances) and is entitled to a cumulative quarterly dividend of 7.5%. Preference shareholders may elect to receive Common Shares in lieu of cash dividends. Yamana has the right, in certain circumstances, to redeem the First Preference Shares. Yamana is also required to redeem all or part of the First Preference Shares from "excess available cash flow" (as defined).

     Although exploration financing became almost impossible during the last three years, Yamana, through various types of financings, has obtained funds to continue limited exploration and maintain its most important properties; Yamana also developed the Martha Mine ("Mina Martha") with the objective of financing future expenditures through internally generated funds.


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                                      -7-


     Yamana came close to achieving its objective. However, the loss of four months out of twelve due to severe winters two years in a row, falling silver prices closer to U.S.S4.00/oz compared with U.S.$5.50/oz when preparing for production, and the Northgate loan that matured on December 23, 2001, and which could not be extended, combined to require a search for alternate repayment methods. Failure to satisfy Northgate would have meant the loss of all of Yamana's Argentine assets and, thus, the end of the Corporation.

     As further explained below, in April 2002, Yamana sold Mina Martha and related silver properties and assets in the western part of the province of Santa Cruz. As a result of the transaction, Yamana emerged debt-free, owning 100 percent of its promising gold properties in eastern Santa Cruz. In April 2002, Yamana also entered into an earn-in agreement to fund a two-phase exploration program of its gold properties.

     Recent improvements in the gold price and strengthening in gold equities in early 2002 suggest a possible turnaround in the mining industry. Yamana is optimistic that such turnaround will materialize.

3.2 Significant Acquisitions and Significant Dispositions

     On March 14, 2001, Yamana acquired, through its wholly-owned subsidiary, 1461552 Ontario Inc., all of the outstanding shares of Platero Resources, Inc. ("Platero") pursuant to a plan of arrangement (the "Plan") under section 182 of the Business Corporations Act (Ontario). Under the Plan, Yamana issued, in exchange for each of the 5,616,000 common shares of Platero outstanding, one Common Share and one-half of one Common Share purchase warrant (collectively, the "Arrangement Warrants"). Each whole Arrangement Warrant is exercisable for one Common Share for a period of three years from the date of closing of the acquisition at an exercise price of U.S.$0.15 per Arrangement Warrant. By acquiring Platero, Yamana acquired the Syrah property located about 20 kilometres northwest of Martinetas in the gold-dominant eastern part of the Deseado Massif. Ownership of this property was recently transferred from Yamana to Recursos Yamana S.A. ("RYSA"), the Argentine operating subsidiary of Yamana. Ownership of the other former Platero properties, all located in the silver-dominant western Deseado Massif region, will be transferred to a former Argentine subsidiary of Yamana, Compaftia Minera Polimet S.A. ("Polimet") (now owned by Coeur d'Alene Mines Corporation ('Coeur")), in connection with the Coeur-Northgate Agreement (described below).

     In July 2001, Yamana closed a private placement financing of 1,820,000 units at a price of U.S.$0.125 per unit. Each such unit consisted of one Common Share and one Common Share purchase warrant exercisable for three years from the closing date of the private placement at an exercise price of U.S.$0.16. The proceeds of the private placement were used for working capital and general corporate purposes.

     In March 2002, Yamana formed a new Argentine operating subsidiary, RYSA, to take 100% ownership from Polimet, now a Coeur subsidiary, of the gold-dominant properties and assets in the eastern part of the Deseado Massif region.


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                                      -8-


     On April 2, 2002, Yamana dosed a three-way agreement (the "Coeur-Northgate Agreement") with Coeur and Northgate in which Coeur acquired Polimet, and all its assets in exchange for satisfying in full Yamana's loan obligation to Northgate under a two-year U.S.$4 million loan facility (later increased to U.S.$4.5 million). Under the Coeur-Northgate Agreement, Coeur agreed to transfer from Polimet back to Yamana all Santa Cruz properties and assets in the gold-dominant eastern part of the Deseado Massif region while Polimet retains ownership of only the silver-dominant properties and assets in the western part of the region.

     On April 2, 2002, Yamana also closed a private placement (the "Private Placement") with Coeur of 5,000,000 units (collectively, the "Units") for total gross proceeds of U.S.$255,000. Each Unit consisted of one Common Share and one Common Share purchase warrant (collectively, the "Warrants") of Yamana exercisable for five years from the date of the Private Placement at an exercise price of U.S.$0.069. Yamana has the right to require Coeur to exercise 50% of the Warrants on September 1, 2002 and the balance thereof on December 1, 2002 for total gross proceeds of U.S.$345,000. This total investment by Coeur in the capital of Yamana will represent a 15.4% equity interest before dilution and about a 9.0% equity interest on a fully-diluted basis. Coeur also received the right to nominate one director to Yamana's board of directors (the "Board").

     On April 12, 2002, Yamana entered into an agreement (the "Santa Cruz Joint Venture"), subject to the completion of due diligence, with Comparua de Minas Buenaventura S.A.A. ("Buenaventura"), a well-known and successful Peruvian mining company, to fund a two-phase exploration program of the eastern region gold properties. Subsequently, Mauricio Hochschild & Compania S.A.C. ("Hochschild"), another major Peruvian mining company, agreed to join the Santa Cruz Joint Venture. Collectively, these two companies will earn a two-thirds interest (66.67%) in RYSA by spending U.S.$5.85 million in exploration within a six year period. The ultimate outcome upon completion of the spending will see Yamana as equal partner with Peru's two largest gold mining companies.

3.3 Trends

     As noted above, for junior companies in the minerals industry, the last three years have been some of the worst that the industry has faced. Scandals, economic and currency weaknesses, depressed metals prices and a disinterested stock market caused an unabated erosion of values during the period. Recent improvements in the gold price and strengthening in gold equities in early 2002 suggest a possible turnaround in the mining industry, however, the upturn may not continue.

ITEM 4. NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

     The Corporation is currently engaged in the acquisition, exploration and development of mineral properties, primarily in Argentina.


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                                      -9-


     The Corporation's strategy is to identify and evaluate properties with promising mineral potential, add further value through exploration, and then to develop these properties through collaborative agreements with industry partners having substantial operating experience and financial strength. The Corporation also seeks undervalued situations with promising mineral potential for investment where it is believed that significant value may be added through the Corporation's extensive exploration experience and capabilities.

     Subsequent to the sale of Mina Martha and related silver properties and assets in April 2002, the Corporation's primary exploration focus is on its gold properties in the eastern part of Santa Cruz province in the Patagonian region of Argentina. Except for Mina Martha, Yamana is in the exploration stage at all properties.

     There is no assurance that commercially viable mineralization exists in any of its mining projects until successful exploration work is concluded.

     Employees

     During the fiscal year ended February 28, 2002, the Corporation had an average of 30 employees.

     Risk Factors

     Investment in the securities of the Corporation should be considered to be speculative due to the high-risk nature of the Corporation's business which involves the exploration for precious and non-precious metals and mineral deposits. In evaluating the Corporation's securities, the following risks should be considered carefully in addition to any other information set forth in this AIR

     History of Losses

     The Corporation is deemed to be an exploration-stage company. Other than Mina Martha, which had revenues beginning in April 2001, the Corporation has no producing properties and, consequently, had no operating revenue or cash flow from operations. The Corporation has experienced operating losses since its incorporation on March 17, 1994. These losses, during the last three fiscal years, amounted to U.S.$2,381,341 for the year ended February 29, 2000, U.S.$3,674,642 for the year ended February 28, 2001 and U.S.$11,028,955 for the year ended February 28, 2002. As a consequence, the Corporation had a substantial accumulated deficit of U.S.$52,644,546 as at February 28, 2002. The Corporation expects its operating losses to continue for a period of time and there can be no assurance that the Corporation will be able to achieve or sustain profitability in the future. The Corporation has never paid a dividend on the Common Shares and does not expect to do so in the foreseeable future.

     Mining Industry Risks

     The exploration for and development of mineral deposits involves a high degree of risk which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by the Corporation or its joint-venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be accurately predicted and the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

     Instability of Political and Economic Environments

     The mining interests of the Corporation may be affected in varying degrees by political or economic stability. The risks include, but are not limited to: terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Any changes in regulations or shifts in political attitudes are beyond the control of the Corporation and may materially adversely affect its business, financial condition and results of operations. Operations may also be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, and mine safety. The effect of these factors cannot be accurately predicted.

     A recession in Argentina that is now in its fourth year forced the country to default on making payments on U.S.$140 billion in outstanding government debt in December 2001. Subsequent prolonged bank closures, the devaluation of the Argentine peso, and new laws freezing certain bank accounts have caused an extreme social and economic crisis. As of July 2002, the government was negotiating with the International Monetary Fund to obtain additional loans to help the economy but no agreement had yet been made.

     Environmental Risks and Hazards

     All phases of the Corporation's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Corporation's business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

     Government approvals and permits are currently, or may in the future be, required in connection with the Corporation's operations. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Corporation, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

     Governmental Regulation of the Mining Industry

     The mineral exploration activities of the Corporation are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Corporation believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development of the Corporation's properties. Amendments to current laws and regulations governing the operations and activities of the Corporation or more stringent implementation thereof could have a material adverse effect on the Corporation's business, financial condition and results of operations.

     Fluctuations in the Market Price of Mineral Commodities

     The profitability of the Corporation's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Corporation. The level of interest rates, the rate of inflation, world supply of mineral commodities, and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Corporation's business, financial condition and results of operations.

     Properties without Known Mineable Reserves

     Other than the Mina Martha which was sold in April 2002, the Corporation's mineral properties are in the exploration stage, and it has not yet been determined that any of the properties contain mineralization that is economically recoverable. The activities of the Corporation will continue to be directed towards the search for, evaluation of and development of mineral deposits. There is no assurance that the expenditures of the Corporation will result in discoveries of commercial orebodies. Furthermore, there can be no assurance that the Corporation's estimates of future exploration expenditures will prove accurate, and actual expenditures may be significantly higher than currently anticipated.

     Uncertainty as to Calculations of Mineral Deposit Estimates

     There is a significant degree of uncertainty attributable to the calculation of mineral deposit estimates and corresponding mineralization grades. Until the mineralized material is actually mined and processed, mineral deposit estimates and mineralization grades must be considered as estimates only. Consequently, there can be no assurance that any mineral deposit estimates or ore-grade information contained herein (including in the documents incorporated herein by reference) will prove accurate. In addition, the value of mineral deposits may vary depending on mineral prices and other factors. Any material change in ore grades or stripping ratios may affect the economic viability of the Corporation's projects. Furthermore, mineral deposit estimate information should not be interpreted as any assurance of mine life or of the potential profitability of existing or future projects.

     Requirement of Additional Financing

     The exploration and development of the Corporation's properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, will require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties or even a loss of a property interest. The only source of funds now available to the Corporation is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Corporation and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Corporation's business, financial condition and results of operations.

     Uninsured Risks

     The Corporation carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against in each case include environmental pollution, earthquake damage, mine floodings or other hazards against which mining exploration corporations cannot insure or against which the Corporation may elect not to insure because of high premium costs or other reasons. Failure to have insurance coverage for any one or more of such risks or hazards could have a material adverse effect on the Corporation's business, financial condition and results of operations.

     Competition

     The mining industry is intensely competitive in all of its phases and the Corporation competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis. Such competition may result in the Corporation being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Corporation's prospects for mineral exploration and success in the future.

     Dependence Upon Key Management Personnel and Executives

     The Corporation is dependent upon a number of key management personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Corporation. The Corporation's ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Corporation faces intense competition for qualified personnel, and there can be no assurance that the Corporation will be able to attract and retain such personnel. The Corporation has entered into several employment contracts with certain of its key executives.

     Potential Volatility of Market Price of Common Shares

     Both the Canadian and United States stock markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Shares. In addition, the market price of the Common Shares is likely to be highly volatile. Factors such as the price of gold and other minerals, announcements by competitors, changes in stock market analyst recommendations regarding the Corporation, and general market conditions and attitudes affecting other exploration and mining companies may have a significant effect on the market price of the Common Shares. Moreover, it is likely that during future quarterly periods, the Corporation's results and exploration activities may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the market price of the Common Shares could be materially adversely affected. In the past, securities class action litigation has often been initiated following periods of volatility in the market price of a company's securities. Such litigation, if brought against the Corporation, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Corporation's business, financial condition and results of operations.

     Possible Conflicts of Interest of Directors and Officers of the Corporation

     Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. The Corporation expects that any decision made by any of such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest with or which are governed by the procedures set forth in the CBCA and any other applicable law.

     Absence of Dividends

     The Corporation has never paid a dividend on the Common Shares and does not expect to do so in the foreseeable future.

     Risk of Dilution

     The Corporation's Certificate and Articles of Continuation, as amended, provides that the Corporation has an unlimited number of authorized Common Shares and preference shares that nay be issued. Under applicable Canadian law, shareholder approval is not generally required for the Corporation to issue shares of either class of capital stock. Moreover, the Corporation has various commitments that could require the issuance of a substantial number of additional Common Shares. Among these commitments are the issued convertible First Preference Shares, Series 1, convertible notes and related warrants, as well as outstanding Common Share purchase warrants and stock options which, if converted or exercised (as the case may be), will result in the issuance of a substantial number of additional Common Shares.

     The future business of the Corporation will require substantial additional financing which will likely involve the sale of equity capital. The Corporation can also be expected to issue additional options, warrants and other derivative securities. Future issuances of equity capital, including derivative securities, may have a substantial dilutive effect on existing shareholders. The Corporation is not able at this time to predict the future amount of such issuances or dilution.

     Title Matters

     The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Corporation's interests.

     Payment Obligations Relating to Properties

     The Corporation is required to make aggregate expenditures of approximately U.S.$9,000 in fiscal year 2003 to keep its property interests in good standing. Failure to make these payments or any required exploration expenditures could require the Corporation to forfeit interests in certain of its properties. There can be no assurance that funds will be available in the future to permit the Corporation to satisfy these obligations.

     Risks Relating to Outstanding First Preference Shares, Series I

     The Corporation had 7,090,000 First Preference Shares, Series 1 outstanding as at February 28, 2002 which are redeemable in certain circumstances. There can be no assurance that funds will be available in the future to permit the Corporation to satisfy the redemption of these Preference Shares.

     Risks Relating to Outstanding Notes

     The Corporation had U.S.$1,233,000 aggregate principal amount of notes outstanding as at February 28, 2002 carrying an interest rate of 8% per annum. While the Corporation has the option of satisfying its principal and interest obligations thereunder by issuing Common Shares, there can be no assurance that funds will be available in the future to permit the Corporation to satisfy its principal and interest payments should it choose not to issue additional Common Shares in respect thereof.

     Risks Relating to Santa Cruz Joint Venture

     The Corporation has entered into an agreement, subject to due diligence, with Buenaventura and Hochschild to create the Santa Cruz Joint Venture and to fund an aggregate of U.S.$5.85 million for exploration over six years. Because the Santa Cruz Joint Venture partners have the right to withdraw from exploration after completing the program for any committed year there can be no assurance that the aggregate funds that are expected to be raised will in fact be raised.

4.3 Mineral Projects

     The following section includes descriptions of the Corporations important properties.

     Argentina
     ---------

     Argentina, which is South America's second largest country in population and area, is a constitutional democracy with a strong national policy encouraging foreign investment. No special taxes or registration requirements are imposed on foreign firms, and foreign investors have equal rights with domestic investors to own business, land and mineral rights. Argentina has recently faced some severe fiscal problems, but Yamana believes the country remains favourable for mining investment. The country's Mining Investment Act of 1993 affords registered companies 30 years of tax stability on new mine developments together with attractive capital investment depreciation rights, advantages on provincial and municipal taxes, and certain import and export benefits to alleviate taxes. Additionally, new mine developments can claim a 5-year federal tax holiday on production income. The federal government takes no royalty on mineral production, although each province can impose a royalty up to a maximum of 3% of mine-mouth value.

     Mining rights in Argentina are typically acquired by a three-step process:

     (1) Filing a cateo - This gives the filer exclusive prospecting rights for an area up to 10,000 hectares (100 square kilometres) in size for up to 3 years time. A single entity (individual or company) can hold up to 20 cateos in a single Province;

     (2) Establishing a Manifestation of Discovery ("MD") - This can be located on any open mineral ground or on an existing cateo (by the cateo owner). MDs are filed as either vein or disseminated and a square protection zone can be declared around the discovery point -- up to 840 hectares for a vein MD or up to 7,000 hectares (70 square kilometres) for a disseminated MD. The protection zone grants the discoverer exclusive rights for an indefinite period, during which the discoverer must provide an annual report presenting a program of exploration work and investments related to the protection zone; and

     (3) Upgrading an MD to a mina (mine claim) - This is the final step in securing mining rights and perfecting mineral title. The holder of a mina has the right to begin commercial extraction of minerals.

     Yamana, acting through its former Argentine operating subsidiary, Polimet, started its search for minerals in Argentina in 1991 with ensuing efforts focused largely on gold-silver exploration near the southern end of the country in the Province of Santa Cruz. The province is part of the sparsely populated frontier region known as Patagonia and is bounded on the east by the Atlantic Ocean and sheltered from the Pacific Ocean on the west by the Andes Mountains. The climate is dry and mostly temperate. A prolific oil and gas industry supports the local economy and local infrastructure; industrial services are readily available throughout the region.

     Yamana's current exploration properties and projects are all situated in Santa Cruz Province. From 1991 to 2000, Yamana and its joint venture partners invested more than U.S.$18 million in exploring this region for gold-silver deposits, doing extensive field reconnaissance and rock sampling guided by satellite imagery, detailed surface mapping and geochemical sampling, land acquisition, and subsequent trenching and/or drilling of selected gold-silver targets. In all, 115 targets were identified on 32 different properties, with 47 targets eventually tested with reverse circulation (RC) or diamond core drill holes. The drilling intersected strong gold or silver values on 19 separate targets of which 5 were drilled in sufficient detail to infer the presence of gold or silver deposits of possible interest. In 1999, due to diminishing market interest in exploration projects, Yamana focused its activities in Santa Cruz on advancing a single target, Mina Martha, forward to mine development and production.

     Technical information presented in the following geological property summaries has been prepared by Melvin L. Klohn, Yamana's Santa Cruz exploration Project Manager from

1995 to 1999. Mr. Klohn is a Licensed Geologist with B.Sc. and M.Sc. degrees in geology, has 35 years experience in minerals, petroleum, and coal exploration and currently serves as Yamana's Vice President of Exploration. Additionally, the content herein is based in large part on information set forth in a number of independently prepared geological reports including the following:

(1) Review of the North Bacon, Lejano and Ciclon West Exploration Projects, Santa Cruz Province, Argentina; prepared by Micon International Limited, January 11, 1999;

(2) Review of Epithermal Silver-Gold and Base Metal Exploration Properties of Yamana Resources Inc., Santa Cruz Province, Argentina; prepared by Micon International Limited, September, 1998;

(3) Preliminary Resource Estimate for the North Bacon Exploration Project, Santa Cruz, Argentina; prepared by Micon International Limited, March 1, 1999;

(4) Fairness opinion regarding proposed business combination of Platero and Yamana; prepared by Ross Glanville & Associates Limited, January 22, 2001;

(5) Caldera Prospect, Cateo no. 408.610/N/94, Santa Cruz, Argentina -- Progress & Final Report; proprietary report prepared by Newcrest Minera Argentina, S.A. ("Newcrest"), December, 1996;

(6)  Information   Concerning   the   Corporation   --  Management   Discussion:
     Exploration & Acquisition; 2001 Annual & Special Meeting, Management Proxy Circular, Platero Resources, Inc., March 9,2001; and

(7) Epithermal Gold-Silver Prospects, Deseado Massif, Santa Cruz Province, Patagonia, Argentina; report prepared by Locke B. Goldsmith, M.Sc., P.Eng., P.Geo., Vancouver, January 11, 2000.

     Details regarding Yamana's exploration methodology, drilling protocols, sampling and analytical procedures, quality control procedures, environmental issues, and other information specific to the Santa Cruz exploration projects are discussed in reports 1, 2, and 3, listed above. Copies of these reports may be inspected during normal business hours at the offices of Stikeman Elliott, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1139.

     Geology of Santa Cruz Province

     In Santa Cruz Province, all important known gold-silver occurrences are confined to the Deseado Massif, a geologically defined region of about 80,000 square kilometres that occupies the northern one-third of the province. The Deseado Massif region is underlain by a thick pile of Jurassic-age (130-170 million years old) rhyolitic volcanic rocks and crisscrossed by extensive fault and fracture zones. During the period of Jurassic volcanism, many of these structures were sites of shallow-level hydrothermal activity, resulting in epithermal quartz-adularia fissure-veins, vein breccias, and stockwork systems, many of which carry significant amounts of gold and silver. Some of these systems are large and persistent; in many instances individual veins can be followed for several kilometres along strike. These are classic low-sulphidation epithermal systems carrying only small amounts of sulfide minerals and associated with modest alteration haloes. The systems may also be associated with anomalous amounts of arsenic, mercury, and/or antimony, and these elements sometimes serve as useful geochemical pathfinders in exploration.

     The region's flagship discovery is the Cerro Vanguardia Gold Mine (AngloGold-Perez Companc) in the southeast-central part of the Deseado Massif. Opened in 1998, the operation currently produces about 300,000 ounces gold and 3 million ounces silver per year at less than U.S.$140 per ounce total cash cost. It is developed as a series of slot-like open-cuts that exploit ore shoots on many different veins. Overall production grade averages about one-third ounce gold per tonne. The veins comprise part of a world-class sized epithermal complex containing more than 135 kilometres of veins, many of which are still only poorly explored.

     Mina Martha and Other Western Silver Properties

     Between April 1999 and April 2002, Yamana's activities in Santa Cruz were focused almost exclusively on developing and producing high-grade silver ore from Mina Martha. This small but unusually rich silver deposit is located in the southwestern part of the Deseado Massif and was discovered in 1997 by Yamana's reconnaissance team. In December 1999, Yamana secured a two-year U.S.$4 million loan facility (later increased to U.S.$4.5 million) from Northgate to develop Mina Martha as a direct-shipping ore (DSO) silver operation. Plagued with a two-month startup delay due to a severe winter storm in September 2000, ground for the Mina Martha access tunnel was not broken until late October, 2000. The first ore was shipped in February 2001, with mining and ore shipments continuing on a regular basis until August 2001, when another winter storm resulted in a second unplanned two-month operations delay. Shipments of stockpiled ore were resumed in October 2001, although mining was terminated at that time. The last ore shipment was made in December 2001.

     The 17 ore shipments from Yamana's short-lived Mina Martha operation totalled 4,000 tonnes, returning 1.84 million ounces equivalent-silver at the smelter. This was about 20 percent fewer tonnes and 40 percent fewer ounces than originally planned, a shortfall attributable to losing 4 of 12 working months due to back-to-back bad winters, to using some possibly inappropriate mining methods, and to lower than anticipated grades. This shortfall, combined with falling silver prices closer to U.S.$4.00/oz compared with U.S.$5.50/oz in preparing for production, and to a production loan that matured on December 23, 2001, led to Yamana's decision to seek a buyer for the operation.

     On April 2, 2002, Yamana altered the Coeur-Northgate Agreement in which Coeur acquired Yamana's former Argentine subsidiary, Polimet, and all its assets in exchange for satisfying in full Yamana's loan obligation to Northgate. Under the Coeur-Northgate Agreement, Coeur agreed to transfer from Polimet back to Yamana all Santa Cruz properties and assets in the gold-dominant eastern part of the Deseado Massif region while Polimet retains ownership of only the silver-dominant properties and assets in the western part of the region. The western silver properties consist of approximately 820 square kilometres of mineral rights distributed among 20 separate properties, with Mina Martha being the most important and advanced of the properties. The second most advanced western property is Lejano, where shallow low-grade silver resources were outlined by drilling campaigns in 1997 and 1998. Ciclon West is the only other western property that has been tested by drilling; all other western properties are at very early-stages of exploration.

     Eastern Gold Properties - Joint Venture

     In March 2002, Yamana's new Argentine operating subsidiary, RYSA, was formed to take 100% ownership from Polimet (now a Coeur subsidiary) of the gold-dominant properties and assets in the eastern part of the Deseado Massif region. The eastern properties consist of approximately 195 square kilometres of mineral rights distributed among 12 separate mining properties plus surface ownership of all or part of three large ranches. Surface ownership gives Yamana complete control of the surface rights covering the most advanced of its western mining properties and additionally offers Yamana and its partners an established, fully-equipped base camp for future exploration and development operations.

     On April 12, 2002, Yamana entered into the agreement with Buenaventura to create the Santa Cruz Joint Venture and to fund a two-phase exploration program of the eastern region gold properties. Subsequently, Hochschild, another major Peruvian mining company, agreed to join the Santa Cruz Joint Venture. Collectively, these two companies can earn a two-thirds interest (66.67%) in RYSA by spending U.S.$5.85 million in exploration on the properties over a 6-year period. In the Santa Cruz Joint Venture, Buenaventura-Hochschild will manage project activities related to target exploration and development. Their efforts are expected to focus on the gold targets previously discovered or identified by Yamana. Yamana's reconnaissance exploration team will continue to prospect and explore the eastern gold region, finding and acquiring new gold opportunities for the Santa Cruz Joint Venture.

     Yamana's current mining properties and important gold targets in the eastern Deseado Massif region are summarized below. All properties described are part of the new Santa Cruz Joint Venture agreement, and all properties, excepting Syrah, carry a 2 percent NSR royalty payable to Royal Gold, Inc.

     Martinetas and other Micmar Properties

     Martinetas is the most advanced of Yamana's gold properties. It adjoins Yamana's Microonda and Goleta properties, all of which are collectively known as the Micmar properties. Martinetas, Microonda, and Goleta each consist of two Manifestations of Discovery plus zones of protection, collectively totalling 13 square kilometres in area. The Micmar area consists of flat to very gently rolling treeless windswept terrain averaging about 150 metres above sea level. It is transected by Argentina's main north-south paved highway (Ruta 3), offering easy year-around access to coastal shipping ports, and by a major gas pipeline, offering a possible source of energy for future mining operations. The properties are generally accessible all year by 2-wheel drive vehicles and are located within 15 kilometres of Yamana's 100%-owned Bema ranch base camp. Yamana owns all or part of three contiguous ranches in this region, which secures the surface rights over a 420-square kilometre area that includes all of the current Micmar properties and the most important known gold targets.

     The Micmar properties cover much of a 12-kilometre-wide circular volcanic feature thought to be a possible caldera. The area is continuously underlain by a moderately thick sequence of rhyolitic ash-tuffs and volcaniclastic units belonging to the Jurassic-age Chon Aike Formation. Yamana has discovered many significant to high-grade gold occurrences in rocks and structures associated with the Micmar circular feature as the result of a 6-year exploration effort consisting of satellite imagery studies, surface mapping, sampling, trenching, and several drilling campaigns. Gold is associated with various shallow-level structures such as rhyolite domes, volcanic breccias, fissure vents, and quartz-adularia fissure vein systems.

     Yamana's several drilling campaigns, from 1995 to 1999, tested 21 different targets on the three Micmar properties with a total of 300 drill holes for 20,545 metres. Almost 90 percent of the drilling consists of reverse-circulation
(RC) drill holes. This includes 166 shallow prospecting holes (average 20 metres depth) drilled during the early stages of exploration and 101 deeper holes (average 145 metres depth) that were optimized to define large-tonnage bulk-mineable gold targets. These holes were not designed to test narrow high-grade vein targets, however the drilling did intercept high-grade gold veins in many instances, with at least 7 separate areas subsequently defined as possibly important vein targets. Only 33 of the 300 Micmar drill holes are diamond core holes, all of which were drilled on the Martinetas property during the later drill campaigns. Only the most recent drilling campaign, in February-April 1999, was designed specifically to examine high-grade veins and gold shoots.

     The three most promising Micmar vein targets to date are all on the Martinetas property. At Martinetas, gold occurs in a number of different quartz-adularia fissure vein systems, the most important of which are sheeted vein systems that strike approximately EW. Host rocks are Jurassic-age rhyolitic ash-tuffs of the Chon Aike Formation. The veins locally carry native gold and electrum and only traces of pyrite or other sulfides. Silver is present by weight in amounts roughly equal to gold and thus constitutes less than 2 percent of the overall equivalent value. Gold is also associated with massively silicified and brecciated clastic units that are interbedded with the rhyolitic ash-tuff units.

     Martinetas is divided into three exploration sectors: Northern, Central, and Southern. The Coyote Gold Shoot and Cerro Oro targets are in the Northern sector, the T-1 Gold Shoot is about 1.5 kilometres to the south in the Southern sector. The Central sector contains at least one promising target, but it has been only poorly tested to date and is therefore of lower priority.

     The Coyote Gold Shoot is defined by two inclined (60(degree)) core holes drilled 17.5 metres apart along the Coyote vein. The vein strikes approximately E-W and is apparently almost vertical in dip. Each hole cuts the vein at approximately 30 metres depth, with hole D23C intersecting 2.5 metres (approximate true width) of 3.67 ounces/tonne gold and hole D73C intersecting
2.5 metres (approximate true width) of 9.09 ounces/ tonne gold. The full strike and dip extent of the shoot is unknown. Yamana's new Joint Venture partners intend to explore the vein in detail; limited surface mapping and sampling has already begun and a more extensive follow up campaign of surface trenching, possibly followed by drilling, planned to get underway in September 2002.

     Cerro Oro, a broad gentle dome a few hundred metres south of the Coyote vein system, is crossed by swarms of E-W trending quartz veins. This dome, shown to be broadly mineralized by Yamana's early surface sampling work, was drilled with a number of deep RC holes in 1996 and 1997 in the search for bulk targets. The drilling returned strong gold values over narrow intervals, suggesting that Cerro Oro may be underlain by a complex of gold-bearing veins. Hole R18 drilled near the top of the dome intersected 2 metres of 0.58 ounces/tonne gold in a vein at 70 metres depth, and nearby hole R13 intersected 2 metres of 0.93 ounces/tonne gold 40 metres deeper on the same structure. The R13 intercept, at 110 metres depth, is the deepest high-grade intersection yet drilled at Martinetas and offers hope that some of the gold shoots here may extend to significant depth. Yamana's new joint Venture partners intend to explore the Cerro Oro target as part of their Coyote exploration project campaign starting in September 2002.

     The T-1 Gold Shoot in the Southern sector of Martinetas, occurs in a near-surface shallow-dipping, E-W trending fissure vein/breccia zone. The shoot is defined primarily by inclined (-60(degree)) core hole D58C that intersected
3.1 metres (approximate true width) of 2.88 ounces/tonne gold. This high-grade intercept is enclosed within a major swell in the vein, containing an average of
6.5 g/t gold over 47 metres approximate true width. The swell is a likely site for a possible high-grade shoot to occur and is only a part of a larger vein system that can be traced intermittently for almost 2 kilometres along strike, west of the T-1 area. Surface rock panel samples collected intermittently along this trend are consistently anomalous in gold (0.5 to > 1.0 g/t Au). Additionally, a 1997 reconnaissance RC drill hole 1 kilometre west of T-1 intersected 4 metres of 5.6 g/t gold across the structure. Yamana's new joint Venture partners will explore the T-1 Gold Shoot area with a campaign of surface trenching, mapping, and sampling during the field season starting in September 2002.

     Estrella and Condor

     Yamana's adjacent Estrella and Condor properties are located in the central part of the Deseado Massif, adjoining the western boundary of the major producing Cerro Vanguardia gold-silver property. Estrella and Condor each consist of two Manifestations of Discovery plus zones of protection, a collective area of approximately 52 square kilometres. The area consists of rolling, moderately incised, treeless windswept terrain, approximately 300 metres average elevation above sea level. From Argentina's main north-south paved highway (Ruta 3) located to the east, the properties are reached by 30 kilometres of graded all-weather secondary road followed by approximately 40 kilometres of poorly maintained 4 -wheel drive ranch access roads. Ruta 3 offers easy year-around access to coastal shipping ports. A major gas pipeline that runs parallel to Ruta 3 has been tapped as source of energy for the Cerro Vanguardia operation. Surface rights on both properties are owned by a single large ranch and are not currently controlled by Yamana.

     Yamana briefly tested the Estrella and Condor properties in 1996-1997 with a series of wide-spaced reverse-circulation drill holes: 17 holes totalling 2,497 metres at Estrella, and 25 holes totalling 4,040 metres at Condor. Additionally, 1.8 kilometres of shallow exploration trenches were completed at Condor; no trenching has been done at Estrella. This exploration campaign was largely designed by a previous Santa Cruz Joint Venture partner whose focus was strictly on large-tonnage bulk-mineable targets, not on high-grade gold veins such as those currently being exploited at Cerro Vanguardia. As a result, a number of promising structures permissive for vein targets remain either poorly tested or untested.

     At Estrella, the principal gold-bearing vein structure is Veta Michelle, which consists of a set of sub-parallel quartz veins extending westerly across the property off the adjoining Cerro Vanguardia mine property. Host rocks are rhyolitic ash-tuffs of the Jurassic-age Chon Aike Formation. Exposed intermittently for 2.5 kilometres along strike, Veta Michelle surface rock samples consistently show gold values ranging from 1.5 to 12.1 g/t gold over widths of 1 to 2 metres or more along its exposed 2.5-kilometre length. The values are similar to those obtained from the initial surface rock samples taken from many of the now-producing Cerro Vanguardia vein systems. Close-spaced trenching and drilling were necessary to define the discrete ore shoots, some of which contain more that 400,000 ounces gold. Yamana believes further detailed work on Veta Michelle and other gold-bearing structures on the Estrella property might define one or more gold shoots similar in character and size to those currently being exploited at Cerro Vanguardia. Regardless, Yamana's new Joint
Venture partners have not indicated whether or not they will pursue this property in the immediate future.

     Yamana's Condor property, which adjoins Estrella on the north, contains at least two large gold-bearing structures that extend off the Cerro Vanguardia mine property. The structures are a set of sub-parallel normal faults forming a NW-SE trending horst block approximately 1.5 kilometres wide and several kilometres long. The upthrown block is underlain continuously by arkosic sandstones and organic-rich shales of the thick Jurassic-age Roca Blanca Formation and by discontinuous andesitic tuffs of the superjacent Jurassic-age Bajo Pobre Formation. The flanking downthrown blocks are underlain continuously by rhyolitic ash-tuffs of the Jurassic-age Chon Aike Formation. The bounding faults appear to have served as conduits for a major epithermal system that introduced vast amounts of silica, arsenic, and at least minor amounts of gold into the surrounding rocks. The best surface sample, 9.0 g/t gold, is from a large untested rhyolitic volcanic dome located along one of the structures and is a likely target for future exploration. Gold values in the 0.5 to 1.5 g/t range are widespread in altered, arsenic-enriched sandstones of the Roca Blanca Formation where it is cut by the horst structures. Yamana tested these structures and the sandstone formation in the 1996-1997 search for disseminated gold deposits with disappointing results. However, several potentially important vein systems that cut the Roca Blanca Formation, including one vein that contains up to 400 g/t silver at the surface, have yet to be tested. Regardless, Yamana's new joint Venture partners have not indicated whether or not they will pursue this property in the immediate future.

     Chispas

     Chispas is Yamana's only untested eastern property. It is located 75 kilometres southeast of Martinetas, in the far eastern part of the Deseado Massif very near the Atlantic coastline. The property consists of a single Manifestation of Discovery and zone of protection, covering an area of 70-square kilometres. The property is accessible most of the year by 2-wheel drive vehicles from Argentina's main north-south paved highway, Ruta 3, via 115 kilometres of graded, all-weather secondary roads. The area consists of gently rolling treeless windswept terrain ranging from 50 to 150 metres above sea level. Surface rights at Chispas are divided between two ranches and are not currently controlled by Yamana.

     Much of the Chispas property remains poorly explored to essentially unexplored. Nevertheless, limited surface mapping and sampling to date have identified several interesting gold targets, with gold anomalies found in a variety of rock formations and structures. The area is mostly underlain by a moderately thin section of Jurassic-age rhyolitic ash-tuffs interbedded with volcaniclastic sediments. Collectively these units are assigned to the Chon Aike Formation, although in other parts of the Deseado Massif the interbedded sediments are sometimes separately assigned to the La Maltilde Formation. Andesitic tuffs of the Bajo Pobre Formation discontinuously underlie the Chon Aike units. Pre-Jurassic basement rocks consisting of conglomerates of the Permian-age La Golondrina Formation, dark phyllitic argillites of probable early Paleozoic age, and metasedimentary units of possible pre-Cambrian age, are exposed in a limited area immediately east of the Chispas property and in a large window about ten kilometres northwest of the property.

     The best target identified to date is the Veta prospect. The prospect occupies Cerro Pan de Azucar ("Sugar Bread Hill"), an elongate dome, roughly 0.5 x 1.0 kilometres in size, rising conspicuously above the surrounding plain. The crest of the dome embodies a major sheeted quartz-adularia vein system containing small amounts of sulfide minerals. Vein panel samples taken over a large area across the top of the dome commonly return values of 0.5 to 1.5 g/t gold. Downward in the system, toward the flanks of the dome, gold values and sulfide mineral content tend to increase, with a maximum 9.3 g/t gold found in a sulfide-bearing vein near the base of the dome on its southwestern slope. The size and character of the Veta prospect suggest potential for a large tonnage deposit, perhaps having a high-grade core centered on one or several feeder structures. Yamana's new joint Venture partners have not indicated whether or not they will pursue this target in the immediate future.

     Another interesting target at Chispas is the Lanca prospect, located several kilometres northeast of Veta. The prospect area contains several very large structures, from 1.5 to 2.0 kilometres long, with rock samples taken at various places along the structures containing anomalous gold. The strongest gold values, up to 7.8 g/t gold, are from samples taken near the intersection of the two largest structures. This intersection zone is a likely place to search for a high-grade gold shoot. Yamana's new joint Venture partners have not indicated whether or not they will pursue this target in the immediate future.

     Syrah

     Yamana gained Syrah and three other exploration properties when it completed the acquisition of Platero in March 2001. Ownership of the Syrah property, which is located in the gold-dominant eastern part of the Deseado Massif, was recently transferred from Yamana to RYSA, Yamana's Argentine operating subsidiary. As a consequence, this property becomes part of the new Santa Cruz Joint Venture with Buenaventura-Hochschild. Ownership of the other three former Platero properties, all located in the silver-dominant western Deseado Massif region, was transferred to Polimet (now owned by Coeur) under the Coeur-Northgate Agreement.

     Syrah (also known as "La Paloma") is located about 75 kilometres northwest of Martinetas. It is transected by a major all-weather graded road that provides year-around 2-wheel drive access to Argentina's main north-south paved highway, Ruta 3, located 60 kilometres to the east. Ruta 3 offers easy year-around access to coastal shipping ports. A major gas pipeline that runs parallel to Ruta 3 offers a possible source of energy for future mining operations. The project area consists of rolling, treeless windswept terrain, ranging from 150 to 200 metres above sea level.

     The project area was explored 1993-1997 by Newcrest and optioned for a short period in 1997 by North, both being major mining companies that focused exploration here exclusively on finding bulk-mineable gold targets. The companies collectively spent more than U.S.$1.0 million on the project, collecting more than 1,200 surface samples, drilling 12 widely-spaced RC holes (total 1,402 metres), and completing several kilometres of shallow surface trenches after the drilling campaign was done. The work failed to define the large-tonnage deposits sought by these companies and Newcrest relinquished its mineral rights early in 2000, at which time Platero filed the Syrah cateo to cover most of the ground originally held by Newcrest. The property as acquired from Platero by Yamana consisted of a single cateo covering an area of 99 square kilometres. Recently, the new Santa Cruz Joint Venture filed five new cateos surrounding the original Syrah cateo, expanding the Syrah-La Paloma project by approximately d)0 square kilometres. The surface rights covering the project area are owned by several different ranches and are not currently controlled by Yamana.

     The Syrah-La Paloma project consists of a complex series of nested circular features, possible calderas or ring-fracture zones, and is crossed by predominantly NE- and NW-striking faults and fissure zones. Host rocks are andesitic tuff and latite units belonging to the Jurassic-age Bajo Pobre Formation. This contrasts with the great majority of other gold-silver bearing occurrences in the Deseado Massif, most of which are hosted by rhyolitic ash-tuffs of the slightly younger Chon Aike Formation. Areas of former epithermal activity along the structures cutting the Bajo Pobre andesitic units are often marked by broad and distinctive alteration haloes, in contrast with the subtle alteration haloes associated with the Chon Aike rhyolitic units. In the Syrah-La Paloma project, the epithermal veins are typical low sulphidation quartz-adularia type and are associated with small to moderate amounts of sulfide minerals, occasionally some calcite, and very locally with small amounts of fluorite.

     Although Newcrest failed to find bulk-tonnage gold deposits on the property, their work did discover a number of gold-rich vein occurrences which are now of great interest to Yamana and its new joint Venture Partners. The most important results indicated by Newcrest's work include: 5.0 metres of 26.7 g/t gold in trench PMT2 and, 750 metres away on a different structure, 6.5 metres of
23.16 g/t gold in trench PMT5. Subsequent resampling of the PMT5 trench by Platero returned 4.0 metres of 84.67 g/t gold. The best highgrade drill hole intercepts include 4.0 metres of 15.6 g/t gold in PRC7, 50 metres below the high-grade zone cut in trench PMT5, and 2.0 metres of 18.6 g/t gold in PRC10, 96 metres below the high-grade zone cut in trench PMT2.

     These and other currently known sites of high-grade gold veins at Syrah-La Paloma will be the initial targets for a detailed follow up exploration campaign scheduled to begin early in 2003. Additionally, the Syrah-La Paloma area contains many kilometres of equally promising structures that have not yet been sampled in detail sufficient to define other discrete high-grade vein targets.

     Expenditures

     During fiscal year 2000, the Corporation expended U.S.$1,579,000 on continual drilling, exploration programs and development of the Mina Martha, and U.S.$233,000 on purchase payments for surface rights, not including U.S.$350,000 payable for surface rights in December 2000. During fiscal year 2001, the Corporation expended approximately U.S.$1,445,000 on development of the Mina Martha. During fiscal year 2002, the Corporation expended approximately U.S.$559,000 on the Mina Martha.

ITEM 5. SELECTED CONSOLIDATED FINANCIAL DATA

5.1 Annual Information

     The following table sets forth selected financial data for the Corporation for, and as of the end of, the periods indicated. This financial information is derived from the Consolidated Financial Statements which have been audited by Deloitte & Touche LLP. The Consolidated Financial Statements and the financial data set forth below have been prepared in accordance with Canadian generally accepted accounting principles.



                        Year Ended          Year Ended           Year Ended
                     February 28, 2002   February 28, 2001    February 28, 2000
                     -----------------   -----------------    -----------------

                          (U.S.$)            (U.S.$)              (U.S.$)

Total revenues(1)        5,862,782           44,243               42,385

Net (loss)
- Total                 (11,028,955)       (3,674,642)          (2,381,341)
- per share                (0.21)            (0.08)               (0.06)

Total assets             10,142,315        20,052,755           19,017,340

Total long term
financial liabilities   1,587,279(2)        573,640               650,000

(1)  Derived from sale of Mina Martha ore and interest income.
(2)  Includes future income tax liabilities of U.S.$482,866.

5.2 Dividend Policy

     The Corporation has never paid a dividend on the Common Shares and does not expect to do so in the foreseeable future. The actual timing, payment and amount of any dividends paid by the Corporation will be determined by the Board from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and such other business considerations as the Board considers relevant.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 Form 44-101F2 Disclosure

          (1) General

     The following discussion and analysis explains trends in the Corporation's consolidated financial condition and results of operation for each of the three fiscal years in the periods ended February 28, 2002, February 28, 2001 and February 29, 2000. This discussion and analysis of the results of operations and financial condition of the Corporation should be read in conjunction with the Consolidated Financial Statements and the related notes, as well as statements made elsewhere in this AIF. Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors. See "Note Regarding Forward Statements" on page 3 of this AIF.

     The Consolidated Financial Statements, which have been prepared on the basis of a going concern as described in Note 2(a) therein, have been prepared in accordance with accounting principles generally accepted in Canada.

     Yamana did not achieve its objective of achieving self-sufficiency through internally generated cash from Mina Martha. The loss of a third of a year due to consecutive severe winters, falling silver prices closer to U.S.$4.00/oz compared with U.S.$5.50/oz when financing for production and a production loan which could not be extended beyond is December 23, 2001 maturity, combined to require the sale of Mina Martha to satisfy the unpaid balance on the Northgate loan. Failure to repay the Northgate loan would have meant the loss of all of Yamana's Argentina assets and, thus, the end of the Corporation.

     As a result of the Coeur-Northgate Agreement and the creation of the Santa Cruz Joint Venture however, Yamana survived and emerged owning one hundred percent of its promising gold properties with partners highly versed not only in exploration hit also development and mining. With exploration success, Yamana and its two partners in the Santa Cruz Joint Venture will each hold a one-third interest in the gold properties.

     Operating Results

     For the year ended February 28, 2002, Yamana incurred a net loss of U.S.$11.1 million compared to a net loss of U.S.$3.7 million for the previous year. The increase was mainly due to mineral property write-offs of U.S.$8.2 million and interest expense of U.S.$1.8 million in the current year against U.S.$2.3 and U.S.$0.1 million last year, respectively. The write-offs reflect, essentially, the losses on disposition of the silver assets.

     For the year ended February 28, 2001, Yamana incurred a net loss of U.S.$3.7 million compared to a net loss of U.S.$2.4 million for the previous year. The decrease was mainly due to mineral property write-offs and asset write-downs of U.S.$2.3 million in 2001 against U.S.$0.6 million in 2000. Mineral property write-offs result from either management's assessment of a decline in value or management's estimation of the unlikelihood of securing exploration funding. Non-exploration expenditures, including salaries and general and administrative expenses, decreased by about 25 percent from the previous year as a result of continuing cost control measures.

     For the year ended February 29, 2000, Yamana incurred a net loss of U.S.$2.4 million compared to a net loss of U.S.$24 million in 1999. The decrease was mainly due to mineral property write-offs and asset write-downs of U.S.$0.6 million in 2000 against U.S.$22 million in 1999. Non-exploration expenditures for the year ended February 29, 2000, including salaries and general and administrative expenses, decreased approximately 19 percent from the previous year.

     Risks

     Yamana's risks include the intensely competitive nature of the mining industry, fluctuating currencies and commodity prices, laws governing the repatriation of profits, taxation, political stability, expropriation and environmental compliance. Currency risks are managed by maintaining maximum funds in U.S. dollars. To mitigate land title risks, Yamana makes no commitments and undertakes no exploration without first determining that necessary property rights are in good standing. However, land title may still be affected by undetected defects.

     Outlook

     The recoverability of the carrying value of Yamana's mineral properties is dependent upon the establishment of reserves, the ability to finance their development, and their future profitability. Yamana will continue to evaluate, acquire, and develop mineral properties. Such activities require significant expenditures prior to achieving commercial production, typically with many years between discovery and production. Yamana may finance future expenditures through the sale of equity, joint-venture arrangements with other mining companies, the sale of property interests, term debt, or a combination of any of these alternatives.

          (2) Quarterly Information

                  Year ended February 28, 2002

                                                          Q4                  Q3            Q2         Q1

                                                     (U.S.$)             (U.S.$)       (U.S.$)    (U.S.$)

Revenues                                             149,356           1,724,344     2,973,408  1,015,674

Net (loss)                                       (9,500,972)           (566,247)      (91,441)  (870,295)

(Loss) per share                                      (0.17)              (0.01)        (0.01)     (0.02)


                  Year ended February 28, 2002

                                                          Q4                  Q3            Q2         Q1

                                                     (U.S.$)             (U.S.$)       (U.S.$)    (U.S.$)

Revenues                                              20,905               8,880         4,934      9,524

Net (loss)                                       (2,885,956)            (55,685)     (395,146)  (337,855)

(Loss) per share                                      (0.05)              (0.01)        (0.01)     (0.01)

          (3) Liquidity and Capital Resources

     Subsequent to the sale of Mina Martha, Yamana's current revenues come from minor interest earned on cash balances. Operations must be funded by equity financings and earn-in and joint-venture arrangements with other mining companies.

     Working capital of negative U.S.$3.5 million at February 28, 2002 includes U.S.$3.3 million for the balance of the Northgate loan and accrued interest thereon. This debt was satisfied in full under the Coeur-Northgate Agreement.

     In April 2002, Yamana also closed the Private Placement granting Coeur 5,000,000 Units for gross proceeds of U.S.$255,000. Each Unit consisted of one Common Share and one Common Share purchase warrant exercisable for five years from the closing date at an exercise price of U.S.$0.069. Coeur is required to exercise 50% of the Warrants on September 1, 2002 and 50% on December 1, 2002 for total gross proceeds of U.S.$345,000. This total investment in Yamana will represent a 15.4% equity interest before dilution and about a 9.0% equity interest on a fully-diluted basis.

     On April 12, 2002, Yamana entered into the Santa Cruz Joint Venture, subject to due diligence, with Buenaventura and shortly thereafter with Hochschild whereby each purchased 750,000 Common Shares at U.S.$0.10 per Common Share and will fund a two phase exploration program aggregating U.S.$5.85 million on the gold properties. Phase I will earn a 50% interest (25% each) in these properties through spending U.S.$2,850,000 and committing to Phase II. Phase II will increase their interest to 66 2/3 % through spending another U.S.$3,000,000. The Santa Cruz Joint Venture partners have the right to withdraw from exploration after completing the program for any committed year.

     Yamana's cash position at February 28, 2002 was U.S.$0.2 million, a decrease of U.S.$1.2 million from February 28, 2001. During the year ended February 28, 2002, cash provided by operating activities amounted to U.S.$0.4 million, cash used for financing activities amounted to U.S.$0.7 million and cash used for investing activities amounted to U.S.$1.0 million. Reference is made to the consolidated statements of cash flows included in the Consolidated Financial Statements.

ITEM 7. MARKET FOR SECURITIES

     The Common Shares are listed and posted for trading on The Toronto Stock Exchange under the symbol "YRI". No other shares of the Corporation are listed on a stock exchange.

ITEM 8: DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

     The following table sets forth the names and municipalities of residence of the directors and officers of the Corporation, their positions held with the Corporation, the date on which each became a director or officer and their principal occupations during the past five years:

Name and
Municipality of                                      Director/Officer
Residence                Position Held               Since                   Principal Occupation
---------                -------------               -----                   --------------------

R. Stuart Angus(1)(2)    Director                    February 7, 1995        Partner, Fasken,
Vancouver, B.C.                                                              Martineau DuMoulin
                                                                             LLP

Victor H. Bradley        Director, President and     February 7,1995         Chief Executive
Montecito,               Chief Executive Officer                             Officer of the
California                                                                   Corporation

Delfor A. Cadario        Vice President, Polimet     August 15, 1995(4)      Vice President,
Buenos Aires,                                                                Polimet
Argentina

J. Edward                Director and Chairman       February 7,1995         Retired
Fletcher(1)(2)
Richmond, B.C.

Name and
Municipality of                                      Director/Officer
Residence                Position Held               Since                   Principal Occupation
---------                -------------               -----                   --------------------

Hugh M. Hamilton         Vice President, Corporate   March 30, 2001          Mining consultant
Rossland, B.C.           Affairs

Alan R. Hill(3)          Director                    August 15, 1996         Executive Vice-
Toronto, Ontario                                                             President, Corporate
                                                                             Development, Barrick
                                                                             Gold Corporation

Melvin L. Klohn          Vice President,             January 1, 1999         Vice President,
Spokane, WA              Exploration                                         Exploration of the
                                                                             Corporation

William V. Schara        Vice President, Finance     August 15, 1997         Vice President,
Spokane, WA              and Chief Financial                                 Finance and Chief
                         Officer                                             Financial Officer of
                                                                             the Corporation

Lance S. Tigert(1)(2)    Director                    February 7,1995         Senior Vice-
Toronto, Ontario                                                             President, Project
                                                                             Development,
                                                                             Noranda Inc.

(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3) Pursuant to an agreement between the Corporation and Barrick, the Corporation is obliged to nominate and recommend a designee of Barrick for election to the Board of Directors of the Corporation. Mr. Hill is Barrick's nominee.
(4) In July 2002, Mr. Cadario will cease to be an officer or employee of the Corporation.

     Each of the directors and officers of the Corporation has held the principal occupation set forth opposite his name, or other executive offices with the same firm or its affiliates, for the past five years.

     As of July 9, 2002, the directors and officers owned or controlled less than 1 % of the Common Shares.

     The Corporation does not have an executive committee. All directors hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

ITEM 9: ADDITIONAL INFORMATION

     Upon request, the Corporation will provide you with (i) one copy of the AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF, (ii) one copy of the Consolidated Financial Statements, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed fiscal year, and (iii) one copy of the management information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporations securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's management information circular mailed to shareholders and filed with the securities commissions in the provinces of Canada on July 17, 2002. Additional financial information is provided in the Consolidated Financial Statements. A copy of such documents may be obtained upon request from the Secretary of the Corporation.